UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

RULE 13d-102

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

SRS LABS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464M 10 6

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons Thomas C.K. Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 484,040

	6.	Shared Voting Power 2,586,566

	7.	Sole Dispositive Power 484,040

	8.	Shared Dispositive Power 2,586,566

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,070,606

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 21.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons Misako Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power NONE

	6.	Shared Voting Power 2,586,566

	7.	Sole Dispositive Power NONE

	8.	Shared Dispositive Power 2,586,566

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,586,566

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 17.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons Thomas Yuen Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power NONE

	6.	Shared Voting Power 2,546,566

	7.	Sole Dispositive Power NONE

	8.	Shared Dispositive Power 2,546,566

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,566

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 17.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

Item 1(a).	Name of Issuer: SRS Labs, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2909 Daimler Street, Santa Ana, California 92705

Item 2(a).	Names of Persons Filing: Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust
Item 2(b).	Address of Principal Business Office or, if none, Residence: SRS Labs, Inc. 2909 Daimler Street Santa Ana, California 92705
Item 2(c).	Citizenship: Thomas C.K. Yuen and Misako Yuen are citizens of the U.S.A., and the Thomas Yuen Family Trust is a trust formed under the laws of the State of California.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 78464M 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).
Not Applicable.

CUSIP No. 78464M 10 6
Item 4.	Ownership.
As of December 31, 2008:
(a) Amount Beneficially Owned: Thomas C.K. Yuen 3,070,606 Misako Yuen 2,586,566 Thomas Yuen Family Trust 2,546,566
(b) Percent of Class: Thomas C.K. Yuen 21.0% Misako Yuen 17.9% Thomas Yuen Family Trust 17.7%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Thomas C.K. Yuen 484,040 Misako Yuen 0 Thomas Yuen Family Trust 0
(ii) Shared power to vote or to direct the vote: Thomas C.K. Yuen 2,586,566 Misako Yuen 2,586,566 Thomas Yuen Family Trust 2,546,566
(iii) Sole power to dispose or to direct the disposition of: Thomas C.K. Yuen 484,040 Misako Yuen 0 Thomas Yuen Family Trust 0
(iv) Shared power to dispose or to direct the disposition of: Thomas C.K. Yuen 2,586,566 Misako Yuen 2,586,566 Thomas Yuen Family Trust 2,546,566

The shares beneficially owned by Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust include 2,546,566 shares held by the Thomas Yuen Family Trust, of which Mr. and Mrs. Yuen are co-trustees. The shares beneficially owned by Thomas C.K. Yuen also include 231,250 shares issuable to Mr. Yuen upon exercise of stock options that were outstanding as of December 31, 2008 and were exercisable as of (or become exercisable within 60 days of) such date, and Mr. Yuen’s beneficial ownership of such shares is subject to applicable community property laws. The shares beneficially owned by Thomas C.K. Yuen and Misako Yuen also include 40,000 shares held by The Thomas and Misako Yuen Family Foundation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
This filing is on behalf of Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust as members of a group pursuant to Rule 13d-1(d).

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
(Date)

/S/ THOMAS C.K. YUEN
Thomas C.K. Yuen

/S/ MISAKO YUEN
Misako Yuen

THOMAS YUEN FAMILY TRUST

/S/ THOMAS C.K. YUEN
By: Thomas C.K. Yuen
Co-Trustee

/S/ MISAKO YUEN
By: Misako Yuen
Co-Trustee

EXHIBIT A

Joint Filing Agreement

This Joint Filing Agreement is dated as of February 12, 2009 among Thomas C. K. Yuen, Misako Yuen and the Thomas Yuen Family Trust.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1.                                       The Amendment No. 12 to Schedule 13G with respect to SRS Labs, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.

2.                                       Each of the parties hereto is eligible to use the Schedule 13G.

3.                                       Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

/S/ THOMAS C.K. YUEN
Thomas C.K. Yuen

/S/ MISAKO YUEN
Misako Yuen

THOMAS YUEN FAMILY TRUST

/S/ THOMAS C.K. YUEN
By: Thomas C.K. Yuen
Co-Trustee

/S/ MISAKO YUEN
By: Misako Yuen
Co-Trustee